FOR IMMEDIATE RELEASE                   CONTACT: Mark Maddocks
                                          Vice-President, Finance
                                        Telephone: (609) 799-0071


                    DATARAM REPORTS IMPROVED
               FIRST QUARTER FISCAL '97 EARNINGS

PRINCETON, NJ, August 8, 1996 -- Dataram Corporation (AMEX: DTM) reported higher earnings on increased unit volume for the first quarter of fiscal 1997, Robert V. Tarantino, president and chief executive officer, announced today.

     Net earnings for the first quarter ended July 31, 1996 were $964,000, or $.26 per share, compared to $537,000, or $.14 per share, for the comparable prior year period. Revenues were $17.4 million versus $24.9 million.

     "We are pleased with our ability to achieve profitable performance during a period of declining selling prices in the memory industry," Tarantino stated. "The price of DRAM chips which account for approximately 90 to 95 percent of our product cost has declined by more than 75 percent in the past year. Competitive conditions have compelled us to pass these cost savings through to our customers. Increased unit volume has partially offset the reduction in selling prices. Total megabytes shipped have increased by approximately 110% in the first quarter versus the same period last year."

     Tarantino attributed the improved operating performance to tenacious purchasing and materials management. Volume increases are also creating significant economies of scale.



     Continued....
Dataram Earnings Release - Page 2


     "We are also exploring new marketing avenues to stabilize revenues," Tarantino declared. "While maintaining tight control of our operating expenses, we have made strategic additions to our sales staff to accelerate our ability to service new and existing customers."

     Dataram purchased 323,400 shares of its common stock as part of a previously announced stock repurchase plan intended to enhance shareholder value. "Shareholders will realize most of the benefit in the reduction in shares outstanding starting in the second quarter," Tarantino said. The Company has maintained a strong financial position, with no outstanding debt, $8.9 million cash on hand and an available $11 million credit line.

     "The computer memory industry is sustaining its dynamic growth and Dataram is capitalizing on its reputation and thirty years of industry experience and expertise to obtain a healthy share of this growth. We are favorably positioned to maintain our momentum in an industry currently experiencing high volume and lower selling prices."

     Dataram develops, manufactures and markets quality computer memory products for workstations, servers and personal computers.


     Continued....
Dataram Earnings Release - Page 3


               Dataram Corporation and Subsidiary
                Consolidated Summary Information
             (In thousands except per share amounts)

                                              Quarter Ended
                                                 July 31,

                                            1996         1995



     Revenues                              $17,448      $24,885


     Net Earnings                             $964         $537


     Net Earnings Per Share                   $.26         $.14


     Average Shares Outstanding              3,721        3,822